UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

DICK'S SPORTING GOODS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-31463	16-1241537
(Commission File Number)	(I.R.S. Employer Identification No.)

345 Court Street
Coraopolis, Pennsylvania	15108
(Address of Principal Executive Offices)	(Zip Code)

Donna Jelenovic
(724) 273-5669
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended ___________.

Section 1- Conflict Minerals Disclosure
ITEM 1.01. Conflict Minerals Disclosure and Report
This Form SD (the “Report”) of DICK’S Sporting Goods, Inc. (the "Company") has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (collectively, the “Rule”), for the reporting period January 1, 2025 to December 31, 2025 (the “Reporting Year”). This Report includes products manufactured or contracted to be manufactured by Foot Locker, Inc., which was acquired by the Company in September 2025 and was independently subject to the Rule prior to the acquisition.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “3TG Minerals” or “Conflict Minerals”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their “3T” derivatives: tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
The Company is a retailer of high-quality authentic athletic equipment, apparel and footwear, intended to enhance our customers' performance and enjoyment of athletic pursuits. The Company purchases merchandise from approximately 1,500 third-party vendors, under brand names that we do not own or control. The Company also offers products under brands that it owns or licenses. The Company contracts with third parties for the manufacturing of products that meet the specifications required by the Company for sale under the brand names that are owned or licensed by the Company. The Company does not directly manufacture any products.
In this Report we refer to products that are covered by the Rule as “Covered Products.” Covered Products are products that, pursuant to the Rule, the Company would be deemed to manufacture or contract to manufacture that contain or may contain 3TG Minerals deemed necessary to the functionality or production of the product. The Company's supply chain with respect to Covered Products, is complex. There are many third parties in the supply chain between the ultimate manufacturer of Covered Products and the original source of 3TG Minerals. Suppliers with whom the Company contracts may manufacture the products or may, in turn, contract with other third parties for the manufacturing of the products. The Company purchases finished products from those suppliers. Therefore, the Company does not directly purchase components or other materials for its products, nor does it directly purchase 3TG Minerals from mines, smelters or refiners. The Company is dependent on its suppliers to provide information regarding the origin of 3TG Minerals contained in the Covered Products.
Conflict Minerals Disclosure
Overview
For the Reporting Year, the Company identified Covered Products within the following categories:
•Golf – Training Aids (Tin)
•Golf – Golf Equipment (Tungsten)
•Diamond Sports – Pitching Machine (Tin)
•Core Camping – Trekking Poles (Tungsten)
•Apparel – certain products that include buckles, buttons, D-rings, key hooks, key rings, snaps, zipper pulls, and zippers (Tin and Gold)
The Company has adopted a Conflicts Mineral Policy that requires all suppliers of Covered Products to comply with the Company’s Conflict Minerals Compliance Program and timely and accurately respond to requests regarding the usage of 3TG Minerals in the Covered Products. Compliance with the Company’s Conflicts Minerals Compliance Program includes completing supplier education and training and completing a Conflicts Minerals survey used by the Company to reasonably determine the country of origin of 3TG Minerals necessary to the functionality or production of the Covered Products. Suppliers who do not comply with DICK’S Sporting Goods Conflict Mineral Compliance Program requests in a timely, accurate manner are subject to sanctions that may include administrative fees or termination of the commercial relationship.

The Company’s Conflict Minerals Policy is publicly available at: investors.dicks.com/governance/governance-documents/default.aspx.
The Company has also developed an internal system of controls and procedures to enable the Company to identify products that may be Covered Products pursuant to the Rule and suppliers for such Covered Products, conduct a reasonable country of origin inquiry (“RCOI”) (described further below), and if required by the Rule, conduct due diligence on the source and chain of custody of any 3TG Minerals that originated from, or that the Company has reason to believe may have originated from, a Covered Country.
Reasonable Country of Origin Inquiry
The Company conducted in good faith an RCOI designed to reasonably determine whether any of the 3TG deemed necessary to the functionality or production of the Covered Products originated in a Covered Country or are from recycled or scrap sources, as defined in the Rule. The Company is dependent on its suppliers to provide information regarding the origin of 3TG Minerals contained in the Covered Products. As a result, the Company's RCOI focused on a supplier survey process that sought information about the sources of 3TG Minerals contained in the Covered Products, as summarized below and inclusive of Foot Locker processes, where applicable. Suppliers who received the survey are referred to as “Covered Suppliers” in this Report. The Company utilized the Responsible Minerals Initiative Conflict Minerals Reporting Template (the "Survey") developed by the Responsible Business Alliance’s Responsible Minerals Initiative to obtain information from its Covered Suppliers.
•The Company notified each Covered Supplier of its Conflict Minerals Policy, including the Company’s policy that any supplier that did not timely and accurately complete the Survey could be subject to sanctions.
•Each Covered Supplier was asked to complete the Survey. The Company reasonably relied on the representations and certifications provided by the Covered Supplier in the survey.
•To assist Covered Suppliers in completing the survey, the Company provided web-based training to the Covered Suppliers through the Company's online vendor portal, with training materials provided in English, Spanish and Simplified Chinese. Training materials were developed internally and by the Retail Industry Leaders Association.
•Covered Suppliers were required to acknowledge their receipt of the Survey and the training materials.
•Covered Suppliers who provided survey responses that raised red flags, due to incompleteness or assertions that were not independently verifiable (for example, inconsistent assertions over product composition, or claims that the 3TG Mineral was sourced from a country with limited known reserves of the mineral in question) were re-engaged for additional information.
•If smelter information was provided by the Covered Supplier, the Company reviewed named smelters with listed smelters that had been certified as "Conflict Free" through the Conflict-Free Smelter Program.
•The Company reviewed the results of the Surveys and other inquiries to reasonably determine the country of origin of 3TG Minerals, whether the 3TG Minerals came from, or the Company could reasonably believe it came from, recycled or scrap sources or whether the Company had any reason to believe that any of the 3TG Minerals may have come from a Covered Country and did not come from a recycled or scrap source.
Results of Reasonable Country of Origin Inquiry
The Company has determined that the responses obtained in the RCOI were insufficient to form the basis for a reasonable determination as to the specific origin of the Conflict Minerals necessary to the functionality or production of the finished goods in those product categories set forth above.
The Report is publicly available on the Company's Investor Relations site available through investors.DICKS.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DICK'S SPORTING GOODS, INC.

Date: June 1, 2026	By:	/s/ ELIZABETH H. BARAN
	Name:	Elizabeth H. Baran
	Title:	SVP – General Counsel and Corporate Secretary